UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 24, 2011

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

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(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 24, 2011	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer

France Telecom
2010 results


EC-GPU
orange

Stéphane Richard
CEO

Gervais Pellissier
Deputy CEO & CFO

Delphine Ernotte
Executive VP, Deputy Head of Orange France

February 24th, 2011

francetelecom

cautionary statement

this presentation contains forward-looking statements about France Telecom's business, in particular for 2011. Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to France Telecom or not currently considered material by France Telecom, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, overall trends in the economy in general and in France Telecom's markets, the effectiveness of the "Conquests 2015" action plan and other strategic, operating and financial initiatives, France Telecom's ability to adapt to the ongoing transformation of the telecommunications industry, regulatory developments and constraints, as well as the outcome of legal proceedings and the risks and uncertainties related to international operations and exchange rate fluctuations.

more detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French *Autorité des Marchés Financiers* on April 28, 2010 and in the Form 20-F filed with the U.S. Securities and Exchange Commission on May 5, 2010. Except to the extent required by law, in particular sections 223-1 *et seq*. of the General regulation of the *Autorité des Marchés Financiers*, France Telecom does not undertake any obligation to update forward-looking statements.

agenda

1 highlights & conquests 2015 milestones

2 financial performance

3 business review

4 outlook

1

highlights & conquests 2015 milestones

Stéphane Richard
CEO

a successful year 2010 which is the first step towards "conquests 2015"

- conquests 2015 implementation started with some significant achievements already
- all targets and commitments reached, notably €8bn organic cash-flow
- over 1% of growth for Group revenue excluding regulation during H2, with improving trends across the board
- 2010 characterized by high net adds in H2 thanks to dynamic marketing initiatives and innovative offers, while managing and limiting margin erosion as expected
- a sound year in 2010, allowing us to build up momentum in 2011 towards Conquests 2015

2010 conquests significant achievements (1/2)

4 strategic axes

main 2010 steps

first conquest our employees – HR as a key factor of success

- **March-May**
  - signature of 5 social agreements
- **September**
  - new social contract
  - social performance indicator included in Group top management incentive
- **December**
  - adjustment to the seniors agreement

social environment has significantly improved in 2010 in France:

- hiring of 3,800 employees while managing workforce costs
- signature of Part-Time Senior extension agreement
- appointment of an ombudsman for employee relations
- creation of an employee satisfaction survey
- free share allocation program subject to performance indicators to be implemented in 2011

2010 conquests significant achievements (2/2)

4 strategic axes

second conquest	our networks – being the champion of very high speed
third conquest	our customers – orange, an innovative leader
fourth conquest	international development - double our emerging market exposure

main 2010 steps

February	FTTH CAPEX program of €2bn for 2010-2015
April/May	launch of animals in Poland and Spain
May	launch of Orange Tunisia operations
June	launch of new internet offers in France
	ARCEP authorizes FT to cross-sell
July	construction agreement on new submarine cable ACE
	Orange best mobile network in France according to ARCEP
	100% consolidation of Mobinil (LinkDotNet in September)
August	launch of Open quadplay offers
September	agreement to acquire a 40% stake in Meditel in Morocco
	200 million customers reached
October	new internet tariffs in Poland
	new Origami plans
	UK 2G roaming effective launch
December	TPSA announce its intention to create a 50/50 JV with PTC in order to share its RAN

France Telecom Orange reached all 2010 business trends and guidance

in €m	2009 CB	2010 actual	trends & guidance	
revenue	46,132	45,503 +0.6% ex. reg	ex. reg growth slightly positive	☑
EBITDA restated*	16,275	15,642		☑
in % of rev	35.3%	34.4% -0.9pts	-1pt maximum	
CAPEX	5,316	5,522		☑
in % of rev	11.5%	12.1%	around 12%	
adjusted Organic Cash Flow**	8,218	8,110	8,000	☑
leverage and net debt***	1.95x 32,534	1.95x 31,840	around 2x net debt / EBITDA ratio	☑

*2010 EBITDA restated for DPTG litigation (-€266m), part time senior plan (-€492m) and « content editor » provision (-€547m), please refer to slide 27
** slide 33 ***slide 35

thus delivering on shareholder value and reinforcing the financial structure

commitment on dividend	▪ strong commitment taken in July for a 3 year-period ▪ €1.40 dividend per share for each fiscal year from 2010 to 2012
debt optimisation	▪ 2010 refinancing of over €3.7bn of debt at very attractive levels and maintaining an “A-” rating from all 3 major agencies ▪ average maturity of net debt at year end: 8.5 years vs. 7.4 years end of 2009

strong acceleration in 2010 of commercial recovery in major countries

broadband share of net adds acceleration


France
0%
19.3%
28.2%
36.0%*
1Q10
2Q10
3Q10
4Q10

unprecedented positive portability win-back

in thousands of mobile customers


Spain
+51
+36
+62
+95
1Q10
2Q10
3Q10
4Q10

broadband share of net adds back to positive momentum


Poland
-9.9%
-0.7%
9.2%
12.1%
1Q10
2Q10
3Q10
4Q10

more than 4m mobile net adds in H2

in thousands of mobile customers


Egypt
767
26
2,254
1,824
1Q10
2Q10
3Q10
4Q10

*company estimate

209.6 million customers
150m personal customers
59m home customers

+6%
of customer base growth yoy

over 66%
are Orange branded

13.7 million
home broadband customers

+6 million
net Personal customer adds in 4Q stand-alone

back to revenue growth in H2

revenue growth excluding regulatory impact



yoy in %
4Q09
1Q10
2Q10
3Q10
4Q10
4Q09-4Q10*
Africa & Middle East (ex. Egypt)
6.8%
8.1%
7.9%
9.8%
9.2%
+8.4% (A.&M.E.)
Egypt
2.2%
-6.8%
-3.7%
-4.8%
-3.3% (Egypt)
Spain
1.9%
2.0%
2.9%
3.3%
3.1%
+2.6% (Spain)
France
0.5%
0.3%
0.4%
1.3%
1.4%
+0.8% (France)
Group
-0.9%
-0.3%
0.3%
1.1%
1.2%
+0.3% (Group)
European countries
-2.9%
1.2%
0.6%
1.5%
0.4%
+0.2% (Europe)
Enterprise
-5.4%
-7.0%
-4.9%
-3.7%
-3.5%
-4.9% (Enterprise)
Poland
-6.0%
-4.8%
-2.0%
-3.0%
-0.9%
-3.3% (Poland)

* average quarterly growth rate

update on countries with a difficult political environment

- **Egypt:**
  - Mobinil & OBS business is now back to normal
  - our expatriates are back in Cairo from France
  - limited impact, so far, on Group's top line
  - no damage to our assets

- **Tunisia:**
  - business running as usual
  - in relation to events from early 2011, France Telecom is closely following the ongoing legal proceedings. At the date of this release, Orange Tunisia operations and France Telecom's shareholders rights have not been impacted

- **Ivory Coast:**
  - political situation still blocked
  - security in the country is uncertain, thus, our expatriates are working from Paris HQ. A crisis management unit is still in place in Paris
  - business is running but networks have been affected by sabotage acts

performance programs savings as a lever to limit margin erosion, €1.2bn over 2 years

network €163m	distribution & sales €93m	G&A €77m
cost efficiency (outside France) €179m	Group performance €620m in 2010 o/w OPEX: €607m o/w CAPEX: €13m	customer care €41m
real estate €29m	IT €31m	marketing & advertising €8m

new Group governance and organization as of 1st of March

Stéphane Richard

is appointed Chairman of France Telecom SA
will combine Chairman & CEO position

15 board members
of which

- **7** independent members
- **4** directors have the term of their office ending in 2011
- **3** employees representatives
- **3** representing the French State
- **1** representing employee shareholders

executive committee unchanged

Delphine Ernotte
Executive VP, will be appointed Head of Orange France

2 2010 financial performance

Gervais Pellissier
Deputy CEO & CFO

france telecom

orange™

key financial achievements

positive FY underlying revenue growth and margin erosion contained

in €m	2009 CB	2010 actual	var. comp basis	key points
revenue	46,132	45,503	-1.4%	▪ regulation impact: -€902m ▪ FY excl. regulation: +0.6% yoy (1H10: 0% and 2H10: +1.2%) ▪ 4Q10: +1.2% excl. regulation
EBITDA restated*	16,275	15,642	-3.9%	▪ regulation impact €270m ▪ FY EBITDA margin erosion limited to -0.9pt while sustaining a commercially dynamic in 2H
in % of rev	35.3%	34.4%	-0.9pt	
CAPEX	5,316	5,522	+3.9%	▪ in line with FY guidance ▪ almost + 4% vs. 2009 cb
in % of rev	11.5%	12.1%	+0.6pt	
adjusted Organic Cash Flow**	8,218	8,110		▪ in line with OCF guidance
net debt***	32,534	31,840		▪ net debt/EBITDA ratio: 1.95x ▪ very small 2011 debt redemption level

*2010 EBITDA restated for DPTG litigation (-€266m), part time senior plan (-€492m) and « content editor » provision (-€547m), please refer to slide 27
** slide 33 ***slide 35

social climate as a key top management objective

equal weight for HR indicators and results of employee satisfaction survey
« baromètre social »

5 items taking into account the social concerns (baromètre social)

$-5 < X < +5$
- if ↗ value = +1
- if ~ value = 0
- if ↘ value = -1

- management
- working environment
- professional development
- recognition
- CSR and Strategy

50%

Social Performance Composite Indicator

(X+Y)/2
=>value between -5 and +5

50%

5 HR indicators (HR dashboards)

$-5 < Y < +5$
- if ↗ value = +1
- if ~ value = 0
- if ↘ value = -1

- departure rate < 3 years
- % of women in management networks (leaders)
- % of annual appraisal realized
- % of employees with no training since 3 years
- absence rate < 5 working days

insight

- to follow up progress and to check how Conquests 2015 commitments towards employees are fulfilled, in a logic of perpetual improvement and collective progress

results second semester 2010: SPCI value = +3

- increase of 3 out of 5 HR indicators
- increase of 5 out of 5 employees survey themes

main messages from the employees survey:

- continuous improvement in the perception of change by all employees at Group level but perception of the changes in the everyday life to be improved
- all items related to work conditions show an improvement
- the overall improvement is visible for all categories of employees and is even higher for managers
- career path and transparency on compensation schemes are at the heart of employees' expectations

Group customer base up by +6.0% to almost 210 million

Group customer base up by +6.0%* …

in millions of customers


+6.0%
197.7
209.6**
internet
fixed
personal
13.8
46.1
137.9
14.1
45.1
150.4
+9.1%
4Q09 cb
4Q10

… with a widespread geographic base

in millions of customers


+6.0%
197.7
209.6**
Rest of the World
UK+ESP+PL
France
75.2
52.2
70.4
86.7
52.2
70.8
4Q09 cb
4Q10

personal customer growth driven by prepaid in A&ME and by value customers elsewhere

in millions of customers


+9.1%*
137.9
150.4
contract
prepaid
48.0
89.9
51.2
99.2
4Q09 cb
4Q10

insight

- ongoing strong growth in the Group's customer base, driven by a yoy increase of more than 12 million personal customers with +23% growth in Africa & the Middle-East
- smartphones represented over 90% of mobile devices sold with a value contract in the fourth quarter in France
- increase in the personal contract customer base in all mature geographies

* yoy cb ** does not include Meditel customers

top line: back to growth excluding regulation in H2

in €m	actual (2010)	% yoy cb (2010)	% yoy cb excl.reg (2010)
Group revenue	45,503	-1.4%	+0.6%
France	23,308	-1.4%	+0.8%
Spain	3,821	-1.1%	+2.8%
Poland	3,934	-5.1%	-2.7%
ROW	8,248	+1.4%	+3.2%
Africa & Middle-East	3,212	+4.9%	+5.5%
European countries	4,472	-1.6%	+0.9%
other	576	+5.6%	+6.1%
Enterprise	7,216	-4.8%	-4.8%



Group
1H10: +0%
2H10: +1.2%
+1.6%
+0.2%
-1.0%
-0.9%
-0.3%
+0.3%
+1.1%
+1.2%
1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10
organic growth
growth excl. regulation



increased weight of mobile data revenue
4Q09
4Q10
29% 33%
30% 34%
26% 32%
18% 20%
26% 27%
France Belgium Switzerland Spain Poland
data revenue in % of mobile service revenue

insight

- regulation impact on revenue trend: -2pts
- excluding regulation group revenue growth driven by personal revenue
- continuous strong growth in Africa & Middle-East: +7.9% yoy cb excluding Egypt
- ongoing increase in data revenue in mature operations*: +13.8%**

*France, Belgium, Switzerland, Spain, Poland **yoy cb

strong mobile performance drives FY positive revenue evolution excluding regulation

in €m	actual (2010)	% yoy cb (2010)	% yoy cb excl.reg (2010)
Group revenue	45,503	-1.4%	+0.6%
France	23,308	-1.4%	+0.8%
personal	10,832	+0.6%	+5.5%
home	13,536	-3.0%	-2.2%
eliminations	(1,060)		
Spain	3,821	-1.1%	+2.8%
personal	3,158	-1.2%	+3.6%
home	664	-0.5%	-0.5%
Poland	3,934	-5.1%	-2.7%
personal	1,930	-0.5%	+3.1%
home	2,260	-8.4%	-6.8%
eliminations	(256)		
ROW	8,248	+1.4%	+3.2%
Enterprise	7,216	-4.8%	-4.8%
I. Carrier & S. Services	1,600	+4.6%	+4.6%
eliminations	(2,623)		

revenue breakdown in 2010



France
Spain
Poland
ROW
Enterprise
IC&SS
48.7%
8.3%
8.6%
17.3%
14.8%
2.4%

insight

- mobile revenue excluding regulation positive growth in our 3 major geographies
  - more sustained growth in France & Spain
  - back to growth in Poland
- positive revenue including regulation in ROW
- home Spain: revenue almost stabilized

EBITDA margin erosion limited to -0.9 pts, thanks to improving trends in key geographies

	2010		
in €m	actual	margin	Δ vs 09cb
Group restated EBITDA*	15,642	34.4%	-0.9 pts
France	9,213	39.5%	-1.8 pts
Spain	765	20.0%	+1.1 pts
Poland	1,445	36.7%	-1.4 pts
ROW	2,941	35.7%	-2.6 pts
Enterprise	1,317	18.3%	-0.3 pts
IC & SS	-39	-2.5%	na



continuous improvement in Spanish EBITDA margin
18.3%
19.4%
19.6%
20.4%
1H09cb
2H09cb
1H10
2H10



EBITDA margin stabilization in Enterprise and Poland
Enterprise restated EBITDA margin
18.6%
18.3%
2009cb
2010
Poland Mobile EBITDA margin
37.6%
28.6%
29.3%
2008
2009
2010

insight

- EBITDA margin in Spain up by +1.2 pts in 1H & by +1.0 pt in 2H, despite a significant increase in Smartphone sales (including the iPhone) in 2H
- Poland EBITDA margin proved to be more resilient thanks to mobile margin improvement
- value protection strategy for Enterprise ongoing with an EBITDA margin almost stable despite the decrease in revenue
- contrasted effects on ROW EBITDA margin with:
  - preserved margin in western Europe and EBITDA margin under pressure in Eastern Europe due to deteriorated economic environment notably in Romania, offsetting good performances in Moldova and Slovakia
  - AMEA EBITDA margin reflecting increased competition

*please refer to slide 27

favorable revenue trend and cost structure management limiting margin erosion

restated EBITDA evolution in FY10*



in €m
-3.9%
15,797
+359
+119
16,275
-312
+274
-452
-133
-397
15,255
+387
15,642
o/w +€607m
performance programs opex impact
2009
perimeter
forex
2009 CB
regul. and new taxes
revenue excl. regul.
interc. cost
labour
commercial & content cost
FY10 before other opex optim.
opex base evol.
2010
2008 vs 2009 figures
-570
-18

insight

- commercial investments contributed to yoy increase in the smartphone penetration rate of contract customers for these countries:
  - France: +11pts to 26%
  - Spain: +14pts to 23%
  - Poland: +3pts to 16%



commercial costs
contract net adds in thousands
+7.5%
+12.8%
Poland
Spain
France
Poland
Spain
France
2009 cb
2010
2009 cb
2010

*please refer to slide 27

steady effort on cost efficiency over 2 years …

networks
+€361m*

- infrastructure sharing programs (Belgium with Base, Spain with Vodafone, Poland with PTC upcoming**)
- domestic network maintenance & operations optimization



FR
PL
SP
ROW
Enterprise
56%
15%
8%
3%
19%

cost efficiency (outside France)
+€252m*

- "wireline efficiency program" in Spain resulting in positive Home EBITDA
- comprehensive end-to-end program launched in Poland



PL
SP
ROW
ICSS
15%
7%
42%
36%

distribution & sales
+€198m*

- channel mix improvement: e-shop and own stores programs
- continuous roll out of best practices on supply chain



FR
PL
SP
ROW
15%
6%
9%
69%

*2009-2010 cumulated savings **subject to competition authority agreement

… reallocated to commercial costs to enhance long-term value

1 in France a strong lift of our mobile contract net adds*

rebased mobile contract net adds (2009=100)



+18%
FY09
FY10

- o/w a strong acceleration in Q3 and Q4 in high-value contract net-adds

*exc. M2M & IEW

2 equipping our customers with smartphones (+11pt in contract customer base*)…

smartphones in total contract customer base*



+11pts
15%
26%
2009
2010

- we almost doubled the number of customers equipped with smartphones in 2010

*exc. M2M & IEW

3 …will feed future ARPU and lifetime value growth

contract ARPU rebased (non smartphone = 100)



X2.5
non smartphone
smartphone

improvement in mix



contract
prepaid
+2.3%
26,334
26,929
68.1%
+5.8%
70.5%
31.9%
29.5%
FY09
FY10

people: headcount evolution and labour OPEX

FY10 Group labour OPEX*



in €m
o/w France 215
+1.6%
8,589
-10
+60
+306
-223
8,722
o/w France -82
2009 cb
prof.sharing & share-based pay.
mix effect
price
volume
2010

Group headcount evolution (FTE**)



-2.7%
165,878
67,766
98,112
-1,343
-2,558
-112
-473
161,392
64,623
96,769
2009 cb
France
Poland
Spain
other segments
2010
international
France

insight

- Group labour OPEX increase by +1.6% compared to 2009cb
  - mix effect reflecting competencies' needs evolution
  - price effect due to +3.7% average wage increase per employee (excl. profit sharing and share based payment)
  - not fully compensated by volume effect
- global headcount decrease by -2.7% in FTE at Group level compared to 2009cb

France

- volume of ~3,800 external recruitments (o/w ~1,200 from insourcing), in line with our commitment of 10,000 recruitments over 2010/2012
- quite limited volume of definitive departures (~2,300) showing a clear fall of around -27% compared to previous year mainly due to uncertainties around new retirement law approved in November 2010
- slight increase in permanent headcount (CDI) but decrease in FTE driven by higher ratio of staff working part time
- around 3,100 people entered in TPS (Part-time for seniors scheme) in France end of 2010, with full effect on FTE expected in 2011

Poland

- ~ 2,000 definitive departures as per the 3 year social agreement for 2009-2011

*adjusted for TPS provisions: €569m in 2009 and €492m in 2010 **full time equivalent

building on existing core competencies as well as adding new skills

Group pyramid ageing – dec 2010



France
outside France
~30.4k cumulative estimated departures in France due to retirement over 2011 to end 2020
6.000
4.000
2.000
0
20 25 30 35 40 45 50 55 60 65

est. entries in TPS (Part-Time for Seniors)

in number of employees



-10,000
3,500
- 6,000
-12,500
TPS under previous retirement law
new retirement law impact
TPS amendment
amended TPS

insight

- natural attrition bound to increase in France due to pyramid ageing
  - France average age is 46.8 years while Group's is 43.2 years
  - change in retirement law in France as of 01/01/2011 adding up to 2 years (legal retirement age at 62 years instead of 60)
- implementation of part time senior plan
  - agreement of a 3 year plan for employees eligible for retirement within 3 years, enabling employees to work on a 50% part time basis at a higher pay rate for a period of at least 1 year
  - provision of €1.26bn
    - o/w €569m booked in FY2009 accounts
    - o/w €492m booked in FY2010 accounts
    - o/w €197m to be booked between 2011 and 2017 based on residual length of employment
  - neutral impact on group cash flow (after taking into account our commitment for recruitments)
- training programs
  - competencies renewal secured through tutoring and apprentices program
  - multiplication by 3 yoy of DIF* (Individual Right to Training) to 10,000 sessions in 2010

*DIF : Droit Individuel à la Formation

EBITDA restated from 2 major restructuring impacts

in €m	2009 cb	2010 actual	var.	key points
EBITDA restated	16,275	15,642	-3.9%	
litigations				▪ France Telecom Orange is supporting TP in assessing all possible legal options
DPTG	0	-266		
"taxe professionnelle"	-964	0		
restructuring provisions				▪ ~85% of the estimated provision (of 1.2 billion euros) is now booked ▪ upfront booking of future losses relating to Orange Sport & Orange Cinema Series – Orange Sport: -€319m – Orange Cinema Series: -€228m
"seniors" agreements	-569	-492		
"content editor"	0	-547		
EBITDA reported	14,743	14,337	-2.8%	

Part-Time Senior agreement extension

four possible "3 year packages"


in months
part time (50%)
freed-up time
employee remuneration
36
12
24
1
65%
36
24
12
2
70%
36
30
6
3
75%
36
36
4
80%
packages

TPS provision booking impact on EBITDA from 2009 to 2017


in €m
569
+492
1,061
+197
1,258
end 2009
2010 change
cumulated 2009-2010
2011-2017 changes
cumulated impact

insight

- provision is based on the full set of extra wage costs (paid wage premium during part-time work, 100% cover of pension costs, employer social charges and costs for holiday savings plans)
- additional provision in 2010 corresponds to:
  - the maintaining of the individual guarantees for those employees already in senior part time agreement
  - the maintaining of the applicability of the initial agreement
  - the implementation of an additional measure, the intermediate part time, before entering into the "seniors" program
  - neutral impact on group cash flow (after taking into account our commitment for recruitments)

content strategy:
evolve towards an aggregation/distribution role

edition	aggregation	distribution
Orange sport Orange cinéma séries	DEEZER Dailymotion orange Read & Go	orange
through partnerships	Orange playing a direct role	

CANAL+ GROUPE – production skills

orange – technological expertise

plan to create a 50/50 JV with Canal+ to create a new cinema/series TV channel

monetization our quality of services on all screens

- mastering QoS through networks
- mastering customer relationship


IPTV
tablet
connected TV
box/console
smartphone

Orange sport

no bid for the next championship TV fixed rights

DEEZER

- long term partnership, Orange having a minority participation in Deezer
  Deezer music premium offer: more than 500k subscribers
  (included in Origami Style plans, as an option in Origami Star and BB/Fibre offers)

Dailymotion

- exclusive negotiations: Orange will take 49% of the shares for €58.8m
- beginning 2013: allows a progressive capital increase up to 100%

28% increase of the net income over 2009 excluding UK JV build up capital gains

in €m	2009 historical	2010 actual	
reported EBITDA	14,264	14,337	
depreciation & amortization	-6,234	-6,461	
remeasurement resulting from business combinations	0	336	❶
impairment of goodwill & assets	-518	-636	❷
share of profit (losses) of associates	138	-14	
operating income	7,650	7,562	
financial result	-2,206	-2,000	❸
tax	-2,242	-1,755	❹
net result of discontinued operations	200	1,070	❺
net income	3,402	4,877	
minority interests	384	-3	
net income Group share	3,018	4,880	

❶
- Egypt fair value reevaluation

❷
- mainly Egypt (-€471m)

❸
- volume effect: +€101m
- rate effect: +€42m
- change effect: +€98m
- other: -€35m

❹
- 2010 tax in France offset by deferred tax asset recognition

❺
- mainly net result from the UK JV build up

- reminder: ECMS, Getesa, Mauritius Telecom equity method starting Jan. 1st. UK from discontinued operations to equity method
- Medi Telecom equity method starting Dec 1st

2010 guidance achieved with 12.1% of CAPEX to sales

in €m	FY10 actual	FY10 CAPEX to sales	FY10 var.vs FY09cb
Group	5,522	12.1%	+3.9%
France	2,568	11.0%	+18.9%
Spain	397	10.4%	-9.7%
Poland	679	17.2%	+25.3%
ROW	1,248	15.1%	-8.8%
Enterprise	318	4.4%	+6.2%
IC&SS	312	19.5%	na

strong CAPEX increase in France and Poland



+3.9%
5,316
5,522
France
Spain
Poland
ROW
Enterprise
IC&SS
41%
8%
10%
26%
6%
10%
47%
7%
12%
23%
6%
6%
FY09 cb
FY10

insight

- in France, increase of CPE's* investments driven by the success of Open offers and related to the focus on QoS through boxes. 80% of 2010 €60m FTTH investments made in H2
- in Poland, increase of DSL coverage investments within the frame of UKE agreement. Specific business projects on CRM, billing and customer care
- in Spain, focus on mobile investments related to RAN sharing operations. RAN renewal program launched in 4Q enabling QoS improvement and bandwidth capacity level
- investments in new operations coming back to a more normal trend after important roll-outs in 2009 in Armenia and Uganda

*customer premises equipments

network remains CAPEX priority number 1 to offer customers premium quality

network represent 55% of Group CAPEX



in €m
2009cb
2010
+0.6%
3,049
+12%
1,125
+25%
474
398
476
network
IT
CPE's
service platform
shops, real estate & other

insight

- **almost stable yoy investments in network representing 55% of Group CAPEX at €3bn**
  - increase of 3G investments in most European countries to support capacity growth
  - optimization of 2G investments in most countries reflecting network maturity
  - CAPEX growth on wireline access network due to the ramp up of the DSL program in Poland
- IT investments growing by 12%, mainly related to transformation projects to improve QoS (CRM and billing in Poland and Enterprise, CRM in France) and to new offers support
- CPE's CAPEX growing by 25% mostly related to the success of 4Play offers in France and Belgium and the replacement of boxes in France to improve QoS

FY10 cash flow guidance achieved

in €m	FY09*	FY10	
EBITDA – CAPEX (incl. UK in 1Q)	9,795	8,884	
net interest expense cash out	-1,491	-1,422	
income taxes cash out	-576	-535	1
change in WCR	771	-646	
licences & spectrum	-80	-474	2
variation of fixed assets suppliers	-401	112	3
proceeds from sale of assets	92	64	4
other (cash and non cash items)	108	717	
organic cash flow, consolidated	8,218	6,700	5
- organic cash flow, Group share	*7,618*	*6,080*	
- organic cash flow, minorities share	*600*	*620*	
litigation "Taxe Pro" and licenses/ spectrum		1,410	6
adjusted organic cash flow	8,218	8,110	

1
- dividend received from UK €369m
- in 2009, TDIRA repurchase and currency swap unwinding: positive exceptional impact of €563m

2
- excluding taxe professionnelle payment of €964m, WCR improved notably due to better cash collection

3
- includes €285m French 3G spectrum paid in June 10, Egypt license €145m and €16m Belgium

4
- in 2010, higher level of CAPEX in 4Q

5
- includes the non monetary provisions such as DPTG, part time senior plan and content

6
- €964m of taxe professionnelle litigation and €446m licenses (France, Egypt and Belgium)

*2009 restated on 2010 perimeter

income tax evolution: no income tax payment expected in France before 2012

income tax cash out based on present taxation rules & excluding exceptional items	▪ France – FY normalized income tax for France expected to be around €1.6bn per year – cash out for income tax in France : none expected in 2011, half a year in 2012, full year in 2013 ▪ outside France for 2011-2012: income tax cash out impact is ~€600m per year
VAT increase in France	▪ VAT increase passed on for Broadband and Quadplay offers ▪ revenue impact of -€130m in 2011
tax to finance public TV	▪ total TV tax since implementation : – France = -€152m for 2010 (vs -€139m in 2009) – Spain = -€26m – ongoing proceedings at the European Commission

net debt/EBITDA ratio within mid term target confirming Group debt financial policy


in €m
o/w Meditel €744m
o/w ECMS & LinkDotNet €193m
o/w Mobistar B2B activities €61m
o/w Botswana minorities €38m
o/w £625m repaid by DT on 01/04/10
o/w £625m loan receivable Everything Everywhere included in net debt
+33,941
-1,407
+32,534
-8,110
+446
+3,706
+612
+1,130
+888
+1,935
-1,405
+104
+31,840
net debt/ Ebitda* 1,97
net debt/ Ebitda* 1,95
o/w TP €252m
o/w Sonatel Group €143m
o/w Mobistar €129m
o/w Jordan Telecom €55m
net debt/ Ebitda** 1,95
net debt end of 09
accounting for using equity method and end of 09 public tender offer on ECMS
2010 Opening net debt
organic cash flow
licences & spectrum acquisition
balance of dividend FY09 and 2010 interim dividend
minority shareholders remuneration in Group subsidiaries
acquisitions and disposals
ECMS & linkdotnet gross debt integration
put on ECMS
debt on Everything Everywhere
others
net debt end of Dec 10

*Ebitda restated from TPIUE dispute, senior part time plan and including 50% of EBITDA of Everything Everywhere; net debt restated by adding 50% of Everything Everywhere net debt – **Ebitda restated from DPTG dispute, senior part time plan, content activities' restructuring costs, and including 50% of EBITDA of Everything Everywhere and ECMS 1H10 EBITDA; net debt restated by adding 50% of Everything Everywhere net debt

France Telecom Orange continues to refinance its debt at best-in-sector conditions and to enjoy a very strong liquidity

Group liquidity position

in €bn



credit lines
cash*
13.6
12.4
9.9
7.5
3.7
4.9
FY09
FY10**

* including bank overdrafts

**with new €6bn back-up facility vs. €14.4bn as at 31st December 2010 with previous €8bn facility

insight

- strong liquidity position at approx. €12.4bn. Very competitive new back up facility of €6bn signed on January 27th 2011
- best-in-sector refinancing conditions
  - €4bn raised in 2010 at a 3.43% average cost and 10.7 years average maturity
  - diversification on the Samurai market (~€0.5bn)
- €3.7bn liability management transactions in 2010 to take advantage of low interest rates
- average maturity of net debt has increased from 7.4 years end of 2009 to 8.5 years end 2010

debt structure

Moody's / S&P rating	A3/A-
% of net debt with a fixed rate	98%
% of bond debt in €* (*after derivatives)	86%
% of gross debt in bonds	86%
average maturity of net debt end 2010	8.5 years
average maturity of net debt end 2009	7.4 years
average cost of gross debt for 2010	5.69%

bonds*/bank loans/leases repayments end of 2010 – after 2H10 liability management

in €bn



bonds
bank loans & other
1.9
1.3
2.5
2.1
3.9
3.5
4.4
3.7
18.7
18.0
2011
2012
2013
2014
>2015

*excluding TDIRA

3.1 business review France

- 2010 achievements
- 2011 marketing initiatives
- high speed networks
- change in organization
- 2010 financials & KPIs

Delphine Ernotte
Executive VP, Deputy Head of Orange France

2010 marketing priorities already reflect major long term drivers of demand

major long term drivers of demand

- «more digital and mature customers ahead»
- «demand for simplicity and access consolidation»
- «demand for quality and care»

our 3 marketing pillars

our customers first



digital for everyone



network leader



Origami Style



- to serve net generation
- focus on data
- community marketing: share unlimited
- results: 300k acquisition since launch (October 21th to the end of 2010)



Open

- to address the increasing demand
- for convergent offers
- the best of Orange,
- in a simple offer
- results: 300k acquisition since launch (August 19th to the end of 2010)


Open

distribution network ~1200 shops

- new flagships city center stores with digital corners
- increased affluence


Orange

n°1 mobile network (arcep)

- 95% 3G+ pop coverage (Dec 2010)
- DSL coverage ~ 100%
- massive bandwidth upgrade of our DSL customers

more segmentation and value propositions in 2011 to prepare mid-term

2011 and +

our customers first



- new loyalty approach
- leverage customer experience
- multi channel transformation to integrate care in our value proposition
- develop usage and TV/VOD ARPU

digital for everyone



- enrichment of Open
- segmentation of broadband offers
- new data tariffs to capture potential market value
- increase smartphone penetration

network leader



- 98% 3G+ coverage of population by the end of 2011
- HSPA+ up to 42 Mb/s
- upgrade of broadband network
- ramp up deployment of fibre

renewed broadband

- new segmented offer launch in 2Q11 targeting 3 mains segments:
  - seniors: simple offer and care
  - families: entertainment and communication
  - digitals: maximum bandwidth with a complete services set and new TV experience



- personalisation with a large range of options

smartphone and tablet

- data on every screen:
  - democratize double screen mobile data consumption by serving the emerging need for tablet connection
  - set a new model, your personal data to connect any screen you want


+

two very-high speed networks roll-out as a key competitive advantage

FTTH deployment will facilitate the emergence of digitalism

FTTH provides a better support for current applications and enables new one

More applications used concurrently



multi-party video conferencing

e-learning, e-health

3D TV,3D gaming



higher upstream bit rate

higher quality image and sound

FTTH planned deployment

- opened areas up to 2009
- opened areas in 2010
- projected areas beyond 2010



LTE

2010

- extensive LTE trial in France

2011

- 800 MHz and 2.6 GHz LTE license awards expected from 2Q11
- further LTE studies, e.g. 2G/3G interworking
- selection of suppliers for networks and devices, upgrade of operation processes

2012 and beyond

- network roll-out expected in 2012
- "friendly user trials" after mid-2012
- followed by targeted commercial opening

insight

- plan to invest €2bn in the FTTH program over the period 2010-2015
- deployment of fibre-optic networks in 3,600 French cities by 2015
  this will be spread across 220 gathering of cities, including all large and medium-sized town or cities
- the Group will offer network coverage for 10 million French home passed by 2015 and 15 million by 2020
- by increasing network capacity, the Group will enable the development of innovative services based on rich and diverse catalog of content
- introduction of fibre will lead to ARPU uplift through a multi tier offer structure (for example current normal offer is at €37 per month and premium offer €47) and additional services (such as multi screen TV option currently priced at €7 per month)

adapting our organization to address these challenges


North
IDF
West
East
NOC
Center East
South West
South
South East

a new organization in France…

- management organization will now be built using a customer base approach
- former territorial managers will now be market managers and will be in charge of resource allocation. They will be fully responsible for their business unit results:
  - sales
  - customer satisfaction
  - market shares
  - churn rate
- HQ as a support to anticipate and fluidify operations, providing benchmark and prospective datas, keeping its central role in terms of marketing & innovation, network and IT strategy.

… to achieve the combination …

- of customer satisfaction and Quality of Service
- of operational and financial performance
- of employee well-being and commitment

… and to build a new enterprise model to support our ambitions on a solid basis

- reinforce our positions
- best-in-class in customer care and network QoS

FY10 France financials
revenue driven by sustained trend in mobile revenue in 2H

FY10 key financials
(revenue +0.8% excl. regulatory impacts)

in €m	4Q10	var in CB	FY10	var in CB
revenue	5,877	-0.8%	23,308	-1.4%
personal	2,779	+2.6%	10,832	+0.6%
home	3,376	-3.1%	13,536	-3.0%
restated EBITDA margin*			39.5%	-1.8pts
personal			35.8%	-1.3pts
home			39.4%	-2.0pts

insight

- 4Q10 organic revenue growth higher than in 1Q, 2Q and stable compared to 3Q, highly impacted by regulatory effects of €515m
- mobile revenue growth driven by Open success, data revenues, MVNO and equipments (growing part of smartphones)
- broadband revenue growth not enough to offset PSTN revenue decrease
- strong investment in commercial costs to increase value market share

improving mobile revenue offsetting declining home revenue



in €m
23,630
-515
-357
+549
23,308
+0.8%
excl.reg.
FY 2009cb
regulatory impacts
home
mobile
FY 2010

preserved EBITDA* margin excl. commercial costs & contents



France FY10 EBITDA margin
39.5%
-1.8pts vs FY 09 cb
54.1%
-0.4pts vs FY09 cb
including commercial & content costs
excluding commercial & content costs

* restated of part time senior plan €401m

FY10 France personal KPIs
stabilized marked share and ARPU excl. reg. +1.2%

Orange mobile market share stabilized



network market share
retail market share
46.6% 46.6% 46.4% 47.1% 47.1% 46.9% 46.6% 46.6%
43.3% 42.9% 42.7% 43.1% 42.8% 42.5% 42.2% 42.1%
1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10

ARCEP market figures

insight

- annual rolling mobile ARPU increase excluding regulation +1.2% (higher than 3Q +0.7%) thanks to data revenue over compensating decrease of voice
- data take-off allowed by 95% 3G coverage, 26% of smartphones in the contract customer base
- customer base has reached 26,9 million customers of which 70.5% are contract customers in 4Q

annual rolling mobile ARPU* increase of +1.2% excl. reg.



in €
-3.8% and
+1.2% excl. regulation
data
sms
voice
402
56
50
296
+15.5%
+11.3%
387
65
56
266
4Q09 BC
4Q10

data revenue now representing 33.2% of personal service revenues



data only revenue
sms revenue
+10.1pts
23.1%
11.4%
11.7%
28.6%
14.5%
14.1%
33.2%
17.2%
16.0%
4Q10/4Q08
+5.8pts
4Q08
4Q09
4Q10

* ARPU excluding Machine to Machine (revenue and customer base)

FY10 France home KPIs

commercial reconquest confirmed

ADSL market share & conquest share stabilized



ADSL market share
ADSL net adds
49.3% 49.0% 48.6% 48.0% 47.0% 46.6% 46.3% 46.2%
42.5% 32.3% 29.7% 25.4% 0% 19.2% 28.2% 36.0%*
1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10

ARCEP market figures * company estimates

insight

- home usage ARPU growing by 2.0% driven by online and internet revenue
- broadband ARPU growing by 2.2% at €37
  - positive naked DSL customer base penetration mostly
  - increase of TV (mainly VOD) and contents
- increasing number of naked ADSL lines due to high level of migration of customers to Net+ offer

improving ARPU home usage driven by better broadband mix

in €/month



+2.0%
34.2
34.9
internet
PSTN
14.6
16.5
19.6
18.4
4Q09 4Q10
home usage
annual rolling
+2.2%
36.2
37.0
7.7
7.6
services
access
28.5
29.4
4Q09 4Q10
broadband
quaterly

variance of Orange retail fixed line stabilized and change in home revenue

variance in thousand of lines



PSTN only
PSTN & ADSL
naked ADSL & other
+137
-422
-164
+178
-343
-126
+278
-298
-180
+319
-324
-197
var 1Q10 vs.4Q09
var 2Q10 vs.1Q10
var 3Q10 vs.2Q10
var 4Q10 vs 3Q10

in €m



13,956
-624
+253
-50
13,536
FY 2009cb
PSTN
broadband
wholesale & other
FY 2010

3.2 business review

- Spain
- Poland
- ROW
- Enterprise
- Everything Everywhere

Gervais Pellissier
Deputy CEO & CFO

ongoing successful roll-out of ‘animals’ mobile postpaid tariffs segmentation…

1 France April 2008 refurbishment October 2010

Origami Zen	Origami Style	Origami Star	Origami Jet
to stay in touch with family & friends	to “poke”,” tag” and “like” on social networks	unlimited calls and web connections	unlimited calls 24/7 France and international

2 Spain May 2010

prefer flexibility	off-peak talkers	peak talkers	all inclusive
a minimum monthly consumption fee & a fixed price per minute	cross net off peak minutes	cross net peak minutes & extra minutes to landlines	cross net minutes, ulimited emails & internet

3 Poland April 2010

for talkers	for texters	for online freaks
up to 5 Friends & Family for free	up to 5000 sms to Orange + Facebook	up to 1 GB, free hotspot access



1
2
3
4
5
6

4 Moldava May 2010

cost control	for talkers	all inclusive
entry package with low monthly commitment	voice only package	voice, sms & mobile Internet package

5 Romania September 2010

hybrid	F&F talkers	for talkers	all in one
top up to call beyond package	up to 5 Friends & Family for free	voice only package	voice, sms & data package

6 Dominicana November 2010

savvy callers	talkers	pokers	browsers
any network minutes and texts	extra off-peak minutes	unlimited texts or access to social networks	unlimited access to Orange portal

…has led to value creation

France (1)

acceleration by +1.6pts in the yoy increase in the mobile customer contract mix base



+1.6pts
+0.8pts
+2.4pts
4Q09
4Q10

Spain (2)

+44.6% mobile contract net adds



contract
prepaid
+24%
259
139
120
+44.6%
321
201
120
4Q09
4Q10

Poland (3)

mobile net adds increase +213k



contract
prepaid
116
-138
-22
191
128
63
4Q09
4Q10



1
2
3
4
5
6

Moldava (4)

-5.3pts reduction in the FY contract churn rate



-5.3pts
19.0%
13.7%
4Q09
4Q10

Romania (5)

+3pts accelaration of increase in non-voice ARPU



+3pts
12.9%
15.9%
4Q09
4Q10

Dominicana (6)

+72.4% retail contract net adds



+72.4%
4Q09
4Q10

FY10 Spain financials

1st quarter of top line growth with continued EBITDA improvement

FY10 key financials
(revenue +2.8% excl. regulatory impacts)

in €m	4Q10	var in CB	FY10	var in CB
revenue	963	+0.9%	3,821	-1.1%
personal	797	+0.4%	3,158	-1.2%
home	166	+3.4%	663	-0.5%
EBITDA margin			20.0%	+1.1pts
personal			24.2%	-0.7pts
home			0.2%	+9.7pts

revenues growth evolution*



Orange Spain
Orange Spain, excl.reg.
GDP**
-0.6%
-1.4%
-0.2%
1.9%
2.0%
2.9%
3.3%
3.1%
0.9%
0.0%
0.2%
0.6%
-4.1%
-5.5%
-4.7%
-3.3%
-2.8%
-1.8%
-0.8%
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10

insight

- back to positive yoy revenues growth in 4Q after 6 quarters of trend improvement
- FY mobile revenues increase by +3.6% excluding regulatory impact driven by contract customer base growth, non voice revenues and MVNOs
- EBITDA margin up to 20% thanks to
  - FY personal EBITDA margin stable at 24.9% excluding new TV tax impact
  - FY home EBITDA breakeven driven by revenues upturn and costs reduction

FY10 mobile revenue*: -1.2%
(+3.6% excl. regulatory impacts)



in €m
3,198
-148
+110
-41
+25
+14
3,158
FY 2009 cb
regulatory impact
customer base
voice
non voice
others
FY 2010

*yoy on CB (Orange Spain revenues) or at constant prices (GDP) - ** source: Eurostat

FY10 Spain personal: improving market positioning
thanks to successful launch of Animals offers and mobile data

contract customer base increasing by 7.2% yoy



in thousands
+0.5%
11,879
11,940
contract
prepaid
6,658
+7.2%
7,139
5,221
4,801
FY09
FY10

lower churn, higher net adds



in thousands
animals
animals
+0.1pt
-1.3pt
-3.0pt
-3.5pt
1Q10 2Q10 3Q10 4Q10
+38
+103
+195
+257
1Q10 2Q10 3Q10 4Q10
yoy improvement of contract churn
cumulative comparison with 2009 contract net adds

insight

- **overall customer base increase by 8.2% excluding prepaid cleaning, driven by animals offers success and smartphone penetration**
- **significant improvement in customer satisfaction leading to**
  - a constant amelioration of contract churn (-3.5pt yoy in 4Q10)
  - impressive contract net adds growth by +45% yoy in 4Q
- **data offers for smartphones and dongles penetration multiplied by 1.9 yoy, supporting mobile ARPU evolution**
- **Orange, leader in portability in 4Q**

annual mobile ARPU supported by data growth



in €/year
-3.0%
271
263
21
+22%
26
22
21
228
216
2009
2010
data
sms
voice



X1.9
8.5%
16.1%
2009
2010
% of offers for dongles & smartphones in contract customer base

FY10 Spain home

home EBITDA FY breakeven

broadband ARPU and net adds strongly improving



in thousands
broadband net adds
+25
+7
0
-5
-3
4Q09 1Q10 2Q10 3Q10 4Q10
in €
+3.9%
31.0
32.2
4Q09
4Q10
broadband ARPU

a more profitable mix of ADSL offers leading to higher margins



in thousands of lines
+2.6%
1,086
206
434
446
+37%
1,115
229
275
611
FY09
FY10
bitstream
partial ULL
naked ULL
+5.8pts
59.7%
65.5%
2009
2010
ADSL interconnection margin

insight

- improving net adds evolution while ARPU is growing by 3.9% yoy at €32.2 driven by ULL naked penetration, also improving ADSL interconnection margin
- overall customer base up 2.6% with 37% growth of full ULL
- positive EBITDA margin in 2H10 at 3.8% driven by increase of customer base and improvement of ADSL mix
- improvement in customer satisfaction reflects effectiveness in transformation programs

turning the home EBITDA margin positive



EBITDA in millions of euros
home EBITDA margin
-32
-32
-12
13
-9.4%
-9.7%
-3.5%
+3.8%
1H09 cb
2H09 cb
1H10
2H10

FY10 Poland financials

significant revenue trends improvements all along 2010

FY10 key financials
(revenue -2.7% excl. regulatory impacts)

in €m	4Q10	var in CB	FY10	var in CB
revenue	998	-1.2%	3,934	-5.1%
personal	505	+6.3%	1,930	-0.5%
home	558	-6.9%	2,260	-8.4%
restated EBITDA margin*			36.7%	-1.4pts
personal			29.3%	+0.6pts
home			38.9%	-2.7pts

FY10 revenue** decreasing by -5.1%, strongly impacted by regulation



in €m
4,145
-103
-135
+27
3,934
FY 2009 cb
regulatory impact
fixed services***
mobile services
FY 2010

insight

- revenues trend still improving with -1.2% in 4Q
  - back to growth for personal revenues in 4Q and stable revenues trend in FY with 3.1% excluding regulatory impacts supported by strong net adds
  - home revenues also showing improving trend all along 2010, with -6.9% in 4Q
- restated EBITDA margin erosion limited to -1.4pts thanks to efficient cost transformation programs generating €120m opex savings

restated EBITDA* margin drop slowing down and growing back on personal



Poland EBITDA margin
Personal Poland EBITDA margin
41.4%
37.6%
38.2%
36.7%
+0.6pt
28.6%
29.3%
2008
2009
2010

*EBITDA 2010 is restated from DPTG litigation for €266m on Home sub-segment **yoy on CB ***offers sold by TPSA and PTK (mobile subsidiary)

FY10 Poland personal
strong momentum regained

mobile customer base increase

in thousands



contract
prepaid
+4.5%
13,714
14,332
6,624
+5.0%
6,956
7,090
7,375
FY09
FY10

booming net adds, improved contract churn

in thousands



+1,086
+618
-468
2009
2010
mobile net adds
-0.2pts
3.3%
3.1%
4Q09
4Q10
quaterly contract churn rate

insight

- new mobile offer proved successful with mobile customer base growth by 4.5% in a tough market, and 5% of contract customer base
- 618k mobile net adds in 2010, ie almost 1.1m more than the previous year. 54% of these net adds are on contract
- improving trend in contract churn in 4Q, decreasing by 0.2pts to 3.1%
- market leader position maintained
- smartphone penetration take-off (16%) to be supported by Android-based devices

annual mobile ARPU almost stable

in € /year



data
voice
133
33
100
4Q09
131
34
97
1Q10
129
33
96
2Q10
129
33
96
3Q10
129
33
96
4Q10

FY10 Poland home
progressive improvement of fixed activity

new broadband offers in oct already showing positive results


net adds ADSL market share
-3.4%
-9.9%
-0.7%
8.7%
12.1%*
4Q09
1Q10
2Q10
3Q10
4Q10

increased IPTV and satellite penetration


in thousands
IPTV and satellite customers
% % of IPTV and satellite customers on BB retail customers
+46.2%
16.4%
372
544
23.7%
4Q09
4Q10

insight

- retail broadband prices back to market levels in every speed option since Oct. 2010 following a change in regulation
- ARPU is preserved thanks to a pricing structure stimulating migration to higher speed and TV options subscriptions (+46% yoy)
- 23.7% BB customers equipped with IPTV or satellite offers
- slowdown of PSTN erosion confirmed in 2010

slowdown of PSTN erosion


in thousands
retail line net losses
-993
-924
-787
2008
2009
2010

*company estimates

FY10 Rest Of the World financials

sustained growth in Africa & Middle East combined with value protection in Europe countries

FY10 revenue* : +1.4% (+3.2% excl. reg.)

in €m	4Q10	var	FY10	var
total ROW revenue	2,294	+0.5%	8,248	+1.4%
Africa & Middle East	1,003	+3.6%	3,212	+4.9%
European countries	1,145	-3.2%	4,472	-1.6%
other countries	149	+7.8%	576	+5.6%
EBITDA margin			35.7%	-2.6pts

growth coming from a wide range of countries



revenue increase in €m*
Ivory Coast +43
Cameroon +34
Niger +30
Belgium +29
Mali +27
revenue growth in %*
Cameroon +15%
Botswana +15%
Moldova +11%
Mali +10%
Ivory Coast +10%

insight

- **Africa & Middle East: solid yoy revenue growth of +4.9% driven by very strong commercial performances in countries such as the Ivory Coast, Cameroon & Mali and in more recently launched operations such as Niger & Guinea, offset by Egypt (-4.2%) which suffered from a very high level of price competition**
- **European countries: revenue contraction of -1.6% turns to growth of +0.9% when regulatory effects are excluded, with non-voice, non-sms revenues up by +2.3pts to 9.4% of overall revenues**
  - Mobistar's Belgian revenues (+€29m) were helped by its leading position in smartphone sales and in Luxembourg (+€10m) by improved customer mix and ARPU. In Moldova the revenue increase was driven by +9% growth in the customer base
  - in Romania revenues were down by -8% mainly due to the difficult economic situation whereas in Slovakia the drop of -7% is mainly due to regulatory cuts
- **EBITDA margin, at 35.7%, remains above that of the Group but was affected by the intense level of price competition in Egypt (-€67m) & the ongoing but slowing economic slowdown in Romania (-€55m)**

* yoy on CB

solid FY performance in European countries

over 93% of customers in operations positioned as #1 or #2 value market share

almost 22 million mobile customers spread over operations in 8 countries

in millions of customers

	in millions of customers	M/S*	rank
total	21.7		
Romania	10.5	~43%	1/3
Belgium	3.7	~36%	2/3
Slovakia	2.9	~55%	1/3
Moldova	1.7	~73%	1/3
Switzerland	1.6	~20%	2/3
Others	1.3	N/A	3rd

increase in the number of contract customers, boosting value & predictability

in millions of customers



contract
prepaid
+0.7%
21.6
21.7
9.8
+5.1%
10.3
11.7
11.4
4Q09 cb
4Q10

insight

- leading market positions in both volume & value across the footprint with 5 of the 8 country operations ranked #1 or #2, contributing to both profitability & predictability
- 47.6% of the customer base are contract, up from 45.6% at the end of 2009 helping to preserve value market share
- almost 70% of commercial acts are done through controlled channels, increasing their cost efficiency & value, with an increasing part of these controlled channels being owned
- smartphone & dongle (data) revenues across the 5 leading countries increased by over +20% & now represents more than €350m

* estimated market share based on market value

59 million mobile customers in Africa & the Middle-East

97% of customers in operations positioned as #1 or #2 volume market share

mobile customer base up by +23%*

in millions of customers

	in millions of customers	M/S**	rank
total	59.0		
Egypt	30.2	~40%	2/3
Ivory Coast	5.5	~35%	1/5
Senegal	5.1	~60%	1/3
Mali	4.7	~69%	1/2
Cameroon	3.6	~42%	2/3
Madagascar	2.2	~57%	1/3
Others	7.7	N/A	N/A



Tunisia
Morocco
ACE
Egypt
Jordan
Bahrain
Senegal
Mali
Niger
Central African Republic
Bissau Guinea
Guinea
Cameroon
Ivory Coast
Equatorial Guinea
Uganda
Kenya
LION2
Mayotte
Madagascar
Botswana
Mauritius
LION

Orange is the leading international cable operator in Africa and further cable launches are planned over the next years

comment

- strong dispersal of our risk profile with operations in a wide range of countries across Africa and the Middle-East
- within Africa and the Middle-East, Egypt represents about 1/3rd of the revenue. no other country has a weight > 20%.
- the value of these assets represents slightly more than 5% of the estimated value** of the Group's assets and around 9% of the Group's revenues. The associated WACCs include a country risk premium
- revenue growth and EBITDA rate of the Africa & The Middle-East zone are superior than the Group's average rate
- France Telecom Orange has had operations in the African & Middle-Eastern region for over 20 years and has a significant level of experience in managing operations during periods of political instability

* yoy on a comparable basis; ** Group estimates

focus on Egypt

intense price competition offsetting strong customer growth

volume increase offset by price effect


in millions
18%
24
28
FY09 FY10
average # of customers
x
in EGP
-20%
39
31
FY09 FY10
12-month ARPU
=
in billions of EGP
-4%
10.2
9.7
FY09 FY10
service revenues

insight

- strong commercial performance in H2 helped by new allocation of dials and more efficient use of existing ones, allowing Mobinil to grow its year-end customer base by +18% yoy
- lower ARPU level due to tariff inelasticity, aggressive promotions & addition of new "bottom of the pyramid" customers
- this overall drop in service revenues impacted the EBITDA & the full-year EBITDA margin
- maintaining a high-quality network and increasing network coverage to 4.8 k sites (+10%) while at the same time optimising CAPEX (-22% yoy) and thus limiting the drop in operational Free Cash Flow

2011 operational focus

- 2011 operational focus will be to maintain the commercial momentum and restore the financial performance
- mobile revenue erosion expected to be contained through a certain level of market rationalisation & the launch of innovative commercial initiatives, including those stemming from the integration of LinkDotNet, justifying the strategic rationale behind its acquisition
- EBITDA margin dilution to be contained through efficiency measures
- the impact of the recent political turmoil on business and assets is under assessment but it did not have a material impact on the ability of the company to run its operations in an effective manner

FY10 enterprise financials

continued improvement in revenue trend for 3rd quarter in a row

FY10 key financials*

in €m	4Q10	var	FY10	var
total revenue	1,860	-3.5%	7,216	-4.8%
legacy	611	-14.5%	2,588	-12.6%
others, incl. ERS	269	+16.2%	892	+4.1%
advanced	596	+0.3%	2,334	+0.5%
extended	384	-1.0%	1,402	-2.5%
EBITDA margin**			18.3%	-0.3 pt

FY10 restated EBITDA margin stabilized*



18.6%
18.3%**
FY09 CB
FY10

insight

- continued improvement in revenue trend with 4Q at -3.5% versus -3.7% in 3Q driven by growing international revenues and recovery on services
  - business network legacy: revenue still impacted by migrations to new technologies, competition and customer rationalization moves
  - others, incl. ERS: favorable trend driven by key customer deal deliveries in 4Q10
  - advanced business services: IPVPN's maturity offset by double-digit growth in VoIP & high-speed solutions
  - extended business services: gradual improvement of the trend with 4Q at -1.0% after 3Q (-1.9%) reflecting a pick-up in signings
- despite the revenue shortfall, the EBITDA margin is stabilized and remained at the high-end of the industry range.

* yoy on CB **before - €18m provision for TPS

FY10 enterprise KPIs

continued growth of key advanced offers, partly offsetting traditional products decline

IPVPN and other advanced business network


6.8%
4.1%
0.5%
FY08 vs FY07cb
FY09 vs FY08cb
FY09 VS FY10 cb

very high speed access

in €m


+5.2%
139
146
FY09 cb
FY10

voice and telephony over IP in France

in €m


+47.7%
99
146
FY09cb
FY10

insight

- very high speed solutions have grown by over 5% supported by offers requiring larger bandwidth
- voice and Telephony over IP benefitted mainly from the technological transfer from Voice legacy, as well as the growth from multi-sites IP services
- despite the above products' growth, IPVPN and Nomadism ("business everywhere") solutions' maturity has impacted the Advanced Business Network growth in 2010, reaching +0.5% in FY 2010 yoy.

Enterprise conquests 2015 ambition

cloud development

- conquests 2015 ambition: €500m revenue
- on track for 2010 and strong momentum for 2011,
- this growth is also supported by a very positive market context, expected to grow by 23% per annum between 2011 and 2018
- key alliances and launches announcement in late 2010
  - commercial alliance « Flexible for Business » between Orange Business Services, Cisco, EMC et VMware
  - significant product announcement (Flexible Computing Premium, Back up as a Service, Business VPN Galerie..)

focus on Emerging markets

- conquests 2015 ambition: €1bn revenue
- focus countries
  - MEA: South Africa, Saudi Arabia, Turkey, Morocco
  - Asia Pacific: Hong Kong, India, China, Singapore
  - South America: Brazil, Columbia, Argentina, Chili
- example of contracts in 2010
  - Akzo Nobel, telepresence in China, Brazil and India
  - Souza Cruz, tobacco company, network of 56 sites in Brazil
  - FCI, consulting on data network acceleration in APAC
  - Merial, web&audio conferencing in over 60 countries

M2M

- conquests 2015 ambition: 10m SIM card
- ambition: be the enterprises reference partner by providing the level of geographical reach and reliability requested for M2M, and by proposing bespoke and industrialized solutions
  - offer flexible services beyond connectivity
  - continue to drive standardization
  - leverage the International M2M Center in Brussels
  - focus on 6 areas: energy, water, connected cars, health, consumer electronic devices, smart cities
- co-operation agreement with Deutsche Telekom announced in February 2011

videoconferencing

- conquests 2015 ambition: nº 1 in France and in top 3 worldwide
- ambition: make videoconference as easy as a phone call
- 3 main focuses:
  - simplified videoconferencing client experience, through a better end-user support
  - inter-operability (any network, any terminal)
  - development of managed or hosted services pending the customer infrastructure

EE: 2010 9 months results, mid-term transition begins

Strong postpaid net adds, T-Mobile inflection



Postpaid net adds
567k
+33%
752k
145k
155k
267k
267k
185k
300k
Orange
T-Mobile
Q2 09
Q3 09
Q4 09
Q2 10
Q3 10
Q4 10

1.5% underlying revenue growth



Revenue, £m
-2.0%
+1.5%
5,406
5,222
5,298
9m 09*
9m 09 ex regulation
9m 10

£646m dividend paid out of Free Cash Flow



Free Cash Flow, £m
-24%
Includes pre JV formation FCF
646
680
-233
+69
516
90%
464
pre JV
9m 09*
EBITDA change
Capex change
9m 10
Dividend paid

Planned reduction in margin to fuel commercial recovery



EBITDA#, £m
-12.6%
-8.6%
-51
-226
+130
1,170
21.6%
EBITDA margin
1,119
20.7%
1,023
19.3%
9m 09*
Regulation
9m 09 ex regulation
Indirect costs
9m 10

*Pro forma unaudited figures. ^ ebitda less capex

#, EBITDA = EBITDA less restructuring costs, Brand & Management fees

everything everywhere

EE: Q4 - Strong commercial momentum and improving churn in postpaid

Strong postpaid net additions


+12.4%
267k
300k
Q4 09
Q4 10

Continuously improving postpaid churn*


1.9%
1.7%
1.7%
1.7%
1.5%
1.4%
1.4%
1.3%
Q1 09
Q2 09
Q3 09
Q4 09
Q1 10
Q2 10
Q3 10
Q4 10

* monthly average (3 month rolling)

Improving value mix of customer base


-0.2%
Mobile
27,279k
27,214k
prepaid
16,305k
60%
15,266k
56%
postpaid
10,974k
40%
8.9%
11,948k
44%
Q4 09
Q4 10

Insight

- Continued focus on securing future value through investment in postpay growth and longer term commitments
  - ▶58% (29% Q409) of customers on 24-month contracts
  - ▶82% (50% Q409) of postpaid connections were smartphones
- 4.3m customers roaming across both 2G networks, leading to improved coverage (rollout across full customer base planned H1 11, plus start of 3G roaming, should drive churn reduction)

everything everywhere orange T-Mobile

EE: 2010 cost reductions in line with plan

£130m indirect cost savings, 9m 2010


25%
20%
55%
Network & IT
Distribution & Marketing
Other

Synergies* on track


£445m
£146m
2010
2011
2012
2013
2014
realised
in progress
to start

*indirect and direct cost savings

Insight

- Gross OPEX savings in line with plan
- On track to deliver future commitments

-64% achieved by 2012 (Investor Day pledge)

-£3.5bn NPV synergies

everything everywhere orange T-Mobile

4 outlook

Stéphane Richard
CEO

france telecom

orange

in 2011, France Telecom Orange will capitalize on 2010 dynamic trends

	2011 expectations
France	▪ new decentralized & customer-driven organization ▪ customer experience upgraded & price premium maintained ▪ continued momentum on commercial performance and top line growth ▪ fixed and mobile very high broadband networks rollout
other operations in Europe	▪ outperform the market in a recovering economy ▪ maintain momentum in revenue and EBITDA improvement ▪ protect value in managing transition from voice to data in both fixed and mobile
emerging mark	▪ capture all organic growth potential ▪ bring fixed and mobile broadband to both dense and rural areas through major infrastructure projects ▪ introduced tailored innovation
Enterprise	▪ leverage expected market recovery in international business and IT services ▪ continue development in new areas such as cloud computing, mobile, video, M2M, security, VHBB, customer contact

milestones toward Conquests 2015

first 2011 milestones towards Conquests 2015 have been already announced

first 2011 steps

- **January 14** – ombudsman appointed for employee relations in France
- **January 19** – announcement of a JV creation with Canal+
- **January 25** – exclusive negotiations with Dailymotion
- **February 3** – confirmation of the €2bn investment in fibre for 10m homes passed by 2015
- **February 11** – FT and DT announce a cooperation agreement covering 5 areas

2011 FY business trends & guidance

revenue	▪ slightly positive trend over full year, excluding regulation
EBITDA	▪ erosion limited to around minus 1 pt of EBITDA margin
CAPEX ratio	▪ around 13% of revenues, in line with mid-term strategy
organic cash flow guidance	▪ €8bn confirmed, excluding licenses & spectrum and other exceptional items
dividend	▪ €1.40 dividend payment for 2011 and 2012 fiscal years

Conquests 2015 strategic and financial priorities will be presented on May 25th

Conquests 2015 pillars

employees	▪ working environment and skills are key management priorities
networks	▪ market leader in very high-speed networks roll-out
customers	▪ best-in-class customer experience and quality of service
international	▪ objective of doubling revenues in emerging countries over 2010-2015 well on-track

value creation levers

- towards EBITDA stabilization
- leverage and partnerships
- capture new growth opportunities
- portfolio management

solid organic cash flow generation to fund steady shareholder returns and company development

France Telecom
2010 results

Q&A

February 24th, 2011


EC-GPU

annex

mobile EBITDA improvements in major geographies

	2010				2009 CB
in €m	actual	% yoy	% yoy excl.reg	margin	margin
Group restated EBITDA*	15,642	-3.9%	-2.3%	34.4%	35.3%
France	9,213	-5.7%	-4.2%	39.5%	41.3%
personal	3,882	-2.8%	+1.3%	35.8%	37.1%
home	5,331	-7.6%	-7.9%	39.4%	41.3%
Spain	765	+4.7%	+9.5%	20.0%	18.9%
personal	764	-3.8%	+2.8%	24.2%	24.8%
home	1	n/a	n/a	0.2%	-9.6%
Poland	1,445	-8.7%	-6.9%	36.7%	38.2%
personal	566	+1.8%	+2.1%	29.3%	28.7%
home	880	-14.3%	-11.8%	38.1%	41.6%
ROW	2,941	-5.6%	-3.8%	35.7%	38.3%
Enterprise	1,317	-6.6%	-6.6%	18.3%	18.6%
I. Carrier & S. Services	(39)	n/a	n/a	-2.5%	n/a

*please refer to slide 27

restated EBITDA margin pre-commercial & content costs preserved

in €m & % of revenues	2009 cb	2010	
revenue	46,132	45,503	regulation impact of -€902m o/w -€199m in Q4
labour costs	(8,589)	(8,722)	o/w price effect +€306m and volume effect -€223m
interconnection	(6,271)	(6,046)	the drop in termination rates offset the increased volume driven by abundance offers
other IT&N	(2,771)	(2,730)	other IT&N costs reduced thanks to performance programs
general, properties, and others	(5,423)	(5,164)	G&A decrease of +€114m when restructuring & asset disposal gains are excluded
o/w restructuring	(215)	(133)	
o/w disposal of assets	(1)	62	
restated EBITDA* pre com. & content	23,078 50.0%	22,841 50.2%	EBITDA margin before commercial & content costs is up by +0.2pt
commercial expenses & content costs	(6,802)	(7,199)	increased spend of ~€400m in order to increase and value lift the Group's customer base (+12m yoy)
restated EBITDA*	16,275 35.3%	15,642 34.4%	-€633m o/w regulatory impact of -€270m

*please refer to slide 27